 Exhibit 99.1

SNDL to Participate in Upcoming International Cannabis Conferences

CALGARY, AB, April 9, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") is pleased to announce that Zach George, the Company's Chief Executive Officer, and Alberto Paredero, Chief Financial Officer, will be participating in several upcoming investor and cannabis conferences, including the International Cannabis Business Conference Berlin B2B and Benzinga Cannabis Capital Conference in Miami, Florida this month.

Benzinga Cannabis Capital Conference

On Tuesday, April 16, 2024, Alberto Paredero will speak at the Benzinga Cannabis Capital Conference in Miami, Florida. The discussion 'Emerging Trends in Cannabis Finance: Smart Money For Plant-Touching Businesses' will begin at 1:30 p.m. EDT on the Breakout stage.

For more information, visit https://www.benzinga.com/events/cannabis-conference/.

International Cannabis Business Conference (ICBC) Berlin B2B

On Wednesday, April 17, 2024, Zach George will attend the ICBC Berlin B2B Conference. Mr. George will participate in a discussion titled 'Emerging Legal Cannabis Markets: Which countries have the potential to create the most opportunities?' at 2:50 p.m. CEST.

For more information, visit: https://ca.internationalcbc.com/

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to https://sndl.com/.

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2024/09/c6267.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 09-APR-24